<u>**PRESS RELEASE DATED MARCH 27, 2003**</u>

DATE - March 27, 2003

Arbitrator Rules on Proceeding Between Touch America and Qwest Communications

Butte, Montana -- Touch America Holdings, Inc. announced today that the arbitrator, in the arbitration proceeding between Touch America and Qwest Communications Corporation, has issued an Interim Opinion and Award. The arbitration addresses disputes regarding a number of revenue and expense items related to our June 30, 2000 acquisition from Qwest of the wholesale, private line, long distance and other telecommunications services business in the former U S West 14-state region. The arbitrator has retained jurisdiction to rule on several claims for an additional 90 days, at which time the Opinion and Award is expected to be final.

The Interim Opinion and Award finds that Touch America owes Qwest $59.6 million plus interest in an amount to be determined. At the beginning of the arbitration, Qwest had claimed that Touch America owed Qwest in excess of $100 million. Touch America had presented its evidence for net claims from Qwest of about $43 million under the arbitration and has additional claims, which could raise this amount to over $100 million. Claims under the arbitration from Touch America that have not yet been ruled on by the arbitrator, but which he has retained jurisdiction over, could, if decided in our favor, reduce the award to Qwest by a substantial amount.

Touch America is examining the arbitrator's decision and the impact of the Interim Opinion and Award on its financial statements for 2002. The Company expects to file a Form 12b-25 with the Securities and Exchange Commission to extend the filing date for its Form 10-K for the year ended December 31, 2002.

As previously disclosed, Touch America faces a loss of liquidity because of the need to fund capital expenditures and losses from operations. If we are required to pay Qwest the amount in the Interim Opinion and Award, we would experience a further negative impact on our liquidity. Based on our cash available, which is $20.5 million as of March 26, 2003, our ongoing financial viability will depend on an ability to increase cash flow or secure outside financing in amounts required to fund our cash needs. We cannot predict whether we will be able to generate sufficient cash to meet our needs. If we are unable to timely achieve positive cash flow or obtain adequate financing, we may be required to seek bankruptcy protection.

About Touch America

Touch America, Inc. is a broadband fiber-optic network and product and services telecommunications company, providing customized voice, data and video transport, as well as Internet services, to wholesale and business customers. The company provides the latest in IP, ATM and

Frame Relay protocols and private line services for transporting information with speed, privacy and convenience. Touch America has approximately 500 employees in 17 states and the District of Columbia. Touch America, Inc. is the telecommunications operating subsidiary of Touch America Holdings, Inc. More information can be found at www.tamerica.com.